Mail Stop 3561

September 13, 2007

Mr. Joseph Shortal
Chief Executive Officer
Sub-Urban Brands, Inc.
8723 Bellanca Ave, Bldg A
Los Angeles, CA 90045

      RE: **Sub-Urban Brands, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Form 10-QSB for Fiscal Quarter Ended June 30, 2007
              Filed April 18, 2007 and August 20, 2007
              File No. 333-109903

Dear Mr. Shortal:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Item 1. Description of Business, page 1

1.   Please include a description of your apparel business in accordance with Item 101
        of Regulation S-B, including but not limited to the following:

        •   A description of your principal brands and their markets;
        •   Competitive business conditions and your competitive position in the industry
            and methods of competition;
        •   Sources and availability of raw materials and the names of principal suppliers;
        •   Dependence on a few major customers;
        •   Effect of existing or probable government regulations on the business;
        •   Estimate of the amount spent on research and development during each of the
            last two years; and
        •   Number of total employees and number of full time employees.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 10

2.   Please provide a discussion and analysis of your selling and product development
        expenses in results of operations on page 11. You should also describe the causes
        of the increase or decrease in items contributing to the overall change in a line
        item that you identify. For instance, please describe the causes for the increase in
        investor relations expense and obsolete inventory charges in your discussion and
        analysis of general and administrative expenses. Refer to Item 303(b)(1)(vi) of
        Regulation S-B.

3.   You disclose that an increase in investment banking fees contributed to the
        overall increase in general and administrative expenses in your discussion of
        results of operations on page 11. Please tell us your basis in GAAP for charging
        investment banking fees related to financings to general and administrative
        expenses.

Liquidity and Capital Resources, page 11

4.   Please discuss known trends, events and uncertainties that have or are reasonably
        likely to have a material impact on your short-term and long-term liquidity. In
        doing so, please provide a discussion of your ability to meet your obligations as
        they become due and the potential impact of note holders exercising their rights
        under the default provisions of note obligations in default as disclosed in note 6 to
        your financial statements. Please also disclose the amount of the obligations in
        default. Refer to Item 303(b)(1)(i) of Regulation S-B.

Financial Statements

Note 6. Notes Payable, Page F-19

5.   Please provide us with a summary of all outstanding convertible debt obligations that reflects issue date, due date and payment terms, face amount, discounts related to the allocation of proceeds to warrants and recognizing beneficial conversion features and the fair value of derivative instruments, accretion expense for the periods presented, accreted balance at the balance sheet date, accrued interest at the balance sheet date, conversion price, conversion terms, and market value of your common stock on the issuance date. The summary should reconcile to the amounts reflected in your financial statements.

Convertible Debt Issued with Stock Purchase Warrants - Fair value of Warrants Recorded as a Liability, page F-20

6.   We note that you accounted for the embedded conversion features and warrants as derivatives in light of View A expressed in the issue summary of EITF 05-4. Please tell us why the convertible debt instruments are not conventional convertible instruments for purposes of applying EITF 00-19 and why you believe it is appropriate to separate and account for the embedded conversion features as derivative instruments pursuant to SFAS 133 and EITF 00-19. Refer to paragraph 8 of EITF 05-2 and paragraph 4 of EITF 00-19. Please also tell us the maximum registration penalties payable under the terms of the registration rights agreements and why you believe your ability to deliver unregistered shares should be considered an uneconomic alternative and be disregarded in classifying the contracts, thus concluding that you will be required to net-cash settle the embedded conversion features and warrants because the ability to deliver registered shares is outside of your control. Refer to paragraphs 14–17 of EITF 00-19. In addition, please disclose the maximum registration penalties payable pursuant to the terms of the registration rights agreements as required by SFAS 129 and paragraph 36 of the issue summary of EITF 05-4.

Convertible Debt Issued with Stock Purchase Warrants (Fair Value of Warrants Recorded as Additional Paid-in-capital), page F-21

7.   Please tell us and disclose how you allocated the proceeds received in the financing transactions to the convertible debt instruments and the detachable warrants. Ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27. Please also tell us whether or not you recognized the intrinsic value of the embedded beneficial conversion features in accordance with paragraph 5 of EITF 00-27 and, for each issuance, the

reasons why or why not. In addition, confirm to us that the amount of the discount assigned to the beneficial conversion feature in each issuance was limited to the amount of proceeds allocated to the convertible instruments. Finally, for each issuance, please disclose the amount of proceeds allocated to the convertible debt instrument and warrants and the discount assigned to the beneficial conversion feature.

Non-Convertible Notes Payable, page F-23

8. Please tell us how you allocated the proceeds of the debt securities issued with detachable warrants and why your allocation method complies with the requirement in paragraph 15 of APB 14.

Note 7. Common Stock, page F-24

9. Please provide us with a reconciliation of the disclosure in Note 7 regarding conversions of preferred stock and convertible notes to the amounts reflected in the consolidated statements of stockholders' deficit.

Note 8. Warrants, Page F-25

10. Please provide us with a summary of warrants for each year presented segregating those accounted for in accordance with EITF 98-18, EITF 01-9 and EITF 00-19. The analysis should also summarize warrants classified as equity and as liabilities and reflect the amounts recognized in the financial statements for each year presented reconciled to disclosures in the consolidated balance sheet, statements of operations, statements of shareholders' deficit and cash flows. Please include names and relationship of holders, issue dates, exercise prices, market prices of your common stock on dates of issuance, expiration dates, vesting terms, expense recognized for each year presented by income statement line item, and amounts credited/charged to equity and liabilities for each year presented.

Form 10-QSB for Fiscal Quarter Ended June 30, 2007

11. Please address the comments above in your Forms 10-Q as applicable.

Financial Statements

Note 1. Significant Accounting Policies, page 7

12. You disclose that you are currently evaluating the impact of FSP 00-19-2 in the convertible debt financing and derivative liabilities policy on page 9. This FSP is effectively immediately for registration payment arrangements and financial

instruments subject to those arrangements that are entered into or modified subsequent to its issuance date. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of the FSP, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006. The FSP requires that financial instruments subject to registration payment arrangements be recognized and measured in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement and that the registration payment arrangement should be recognized and measured as a separate unit of accounting from the financial instruments subject to the arrangement. Please revise your financial statements for the first two quarters of fiscal 2007 to adopt the provisions of the FSP in accordance with the effective date and transition provisions of the FSP. Also, please provide us with a detailed analysis of the effects of the FSP on your financial statements, including the following:

- For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of the FSP and continue to be outstanding at the beginning of the year, show us how you computed the cumulative-effect adjustment to the opening balance of retained earnings.

- With respect to the registration payment arrangements and financial instruments accounted for as one instrument and classified as assets or liabilities under EITF 00-19 and EITF 05-4, provide us with your analysis of the appropriate accounting under GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangements with cites to the appropriate authoritative literature. If you determine that the financial instruments subject to the registration payment arrangements must be reclassified to equity, tell us how you determined the amounts that would have been recognized for the instruments at the dates they would have originally met the criteria for equity classification under other applicable GAAP. In addition, show us how you determined the difference between the carrying amounts of the instruments recorded as assets or liabilities immediately prior to the adoption of the FSP and the amount reclassified to equity upon adoption and included as a component of the cumulative-effect adjustment.

- With respect to convertible debt instruments subject to registration payment arrangements that contained embedded derivatives that should no longer be separately accounted for as derivatives without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangements, tell us how you determined the adjusted carrying amount that would have been recognized at the adoption date of the FSP if the embedded derivatives were not previously separated. In addition, show us how you determined the difference between the aggregate carrying amounts of the embedded derivatives and the convertible debt instruments immediately prior to adoption and the carrying amounts of the hybrid instrument upon adoption included as a component of the cumulative-effect adjustment.

- Tell us the nature of outstanding registration payment arrangements, including the term of the arrangements, the financial instrument(s) subject to the arrangements and the events or circumstances that would require you to transfer consideration under the arrangements. Also tell us the settlement alternatives contained in the terms of the registration payment arrangements, including the party that controls the settlement alternatives. In addition, tell us the maximum potential amount of consideration that you could be required to transfer under the registration payment arrangements (including the maximum number of shares that may be required to be issued).

- Provide us with your evaluation of whether the transfer of consideration under the registration payment arrangements is probable and can be reasonably estimated as of the adoption date together with the facts and circumstances that support your evaluation. Also provide us with a summary of the contingent liabilities included as a component of the cumulative-effect adjustment.

Item 3. Controls and Procedures, page 38

13.   We note your disclosure in the second paragraph that your controls and procedures can provide "reasonable assurance only" of achieving the desired control objectives. Therefore, in future filings, please revise your conclusion regarding the effectiveness of your disclosure controls and procedures to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

14.   In future filings please revise your disclosure regarding changes in internal control over financial reporting to identify all changes as opposed to significant changes in internal controls during your most recent fiscal quarter. See Item 308(c) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief